Exhibit 12 Computation of ratio of earnings to fixed charges

	For the Year Ended December 31,
	2006		2005		2004		2003		2002

Earnings:
Income from continuing operations before income taxes	$258,752		$87,189		$37,956		$10,013		$5,395
Fixed charges	8,185		9,735		5,607		6,070		8,212
Amortization of capitalized interest	6,294		6,438		4,868		4,477		3,145
Interest capitalized	(7,762)		(8,886)		(3,712)		(3,810)		(4,086)

Earnings	$265,469		$94,476		$44,719		$16,750		$12,666

Fixed Charges:

Interest incurred, whether expensed or capitalized	$7,762		$9,361		$5,251		$5,787		$7,943
Interest portion of rental expense	423		374		356		283		269

Fixed charges	$8,185		$9,735		$5,607		$6,070		$8,212

Ratio of earnings to fixed charges	32.43	x	9.70	x	7.98	x	2.76	x	1.54	x

Note: Dollars in thousands except ratio data